                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:    X            Form 40-F:
                    -------                   -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                       No:    X
              -------                   --------

   On September 26, 2002 Enodis plc distributed the following press release:

   *************************************************************************

Enodis plc Q4 2002 Pre-Close Statement

LONDON--(BUSINESS WIRE)--Sept. 26, 2002--Enodis plc (NYSE: ENO-News).
Enodis plc makes the following statement ahead of its close period, which commences on 30 September 2002 and ends on the announcement on 20 November 2002 of its preliminary results for the 52 week period ending 28 September 2002.

The overall trading performance in Q4 2002 is in line with the expectations outlined in our Q3 2002 results announcement issued on 8 August 2002.

Further good progress has been made in reducing net debt in the period.

For further enquiries:

Andrew Allner            Chief Executive Officer    020 7304 6000
Dave Wrench              Chief Financial Officer    020 7304 6000
Richard Mountain         Financial Dynamics         020 7269 7291

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to our U.S., U.K. and foreign operations; our ability to realize cost savings from our cost reduction program; keen competition in our fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in our Form F-4 registration statement, as amended and filed with the SEC on August 27, 2002.
(http://www.sec.gov/Archives/edgar/data/1116547/000091205702033590/
a2083994zf-4a.txt). (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.)

----------------------------------------------------
Contact:
     Enodis plc
     Andrew Allner, 020 7304 6000
     Dave Wrench, 020 7304 6000
        or
     Financial Dynamics
     Richard Mountain, 020 7269 7291

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC

September 26, 2002                 By:         /s/ W. David Wrench
                                      -----------------------------------------
                                       Name:   W. David Wrench
                                       Title:  Chief Financial Officer